中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

China Southern Airlines Company Limited (the "Company") has published the "Rules on Internal Reporting System for Material Information of China Southern Airlines Company Limited" on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

The Board of Directors of
China Southern Airlines Company Limited

18 April 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

China Southern Airlines Company Limited
Rules on Internal Reporting System for Material Information

Chapter One General

Article 1 The Rules are formulated based on the actual conditions of the Company in accordance with the relevant laws such as the Securities Law of the PRC, the Rules Governing the Listing of Shares on the Shanghai Stock Exchange and the Rules Governing the Listing of Shares on the Stock Exchange of Hong Kong Limited, regulations and provisions as well as the Articles of Association of the Company, for the purpose of enhancing the management work of Internal Reporting System for material information of China Southern Airlines Company Limited (the "Company"), clearly setting out the measures for information collection and management of various departments and branches of the Company, and ensuring a timely, true, precise and complete disclosure of information which may have significant effect on the trading prices of the shares of the Company and related derivatives.

Article 2 When any situations or events that have arisen, occurred, or will soon occur may have significant effect on the trading prices of the shares of the Company or related derivatives, persons and departments (including various divisions, branches, subsidiaries, sales offices or regional offices of the Company) responsible for the reporting of the same pursuant to the provisions of the Rules should promptly report the relevant information to the Board and the secretary to the Board. The Secretary to the Board should make an analysis and judgment on the material information reported. When such information is required to be disclosed in accordance with the relevant laws, regulations, regulatory documents and the provisions of the Listing Rules, the secretary to the Board should promptly report the same to the Board and advise the Board to execute corresponding procedures and make relevant disclosure.

Article 3 The secretarial office of the Board of the Company is the management department responsible for information disclosure. The senior management and the heads and contact persons in various departments, subsidiaries, branches, sales offices and regional offices of the Company are responsible to report the information of the Company (hereinafter referred to as the "Reporting Officers"). The Reporting Officers are required to report any material information subject to the provision of the Rules to the secretarial office of the Board and submit the relevant documents in time.

Article 4 The Reporting Officers should report any required information to the secretarial office of the Board at the earliest possible time according to the Rules, and confirm that the relevant information provided by them are true, accurate and complete, and that there is no material omission, false representation or misleading statement therein. The Reporting Officers shall be liable to the consequences of their report of information.

Chapter Two Scope of Material information

Article 5 If the information to be reported is exempted from disclosure pursuant to the provisions of relevant laws, rules and regulatory documents, the Reporting Officers shall be relieved from the reporting duty required by these Rules.

Article 6 When the following cases take place, happen or are about to happen in the divisions, subsidiaries, branches, sales offices or regional offices of the Company, the Reporting Officers should promptly report the relevant information to the secretary to the Board of the Company.

(1) When there is a purchase or disposal of significant assets (such as planes, engines and buildings, etc.), purchase or disposal of equity, external investment (such as entrusted wealth management and entrusted loan borrowing, etc.), setting up branches, providing financial aids, guarantee to other parties, leasing or letting assets, entrusting or being entrusted with assets management and business, assigning or receiving assets, reorganization of credits or liabilities, signing technical and trademark licensing agreements, transactions such as transfer of research and development projects, a report must be submitted promptly;

(2) Transfer of resources or obligations between the Company and its connected persons including sourcing materials, food and beverage, onboard supplies, and so on; sales of products and commodities; providing or recieving labour services; entrusting or being entrusted with sales; joint investment with connected persons; other events which may result in transfer of resources or obligations through agreements;

When the Company is considering the connected transactions which require the prior approval of the independent directors, the relevant papers should be submitted through the secretary to the Board to the independent directors for prior approval at the earliest possible time;

(3) Any major legal proceeding and arbitration with total costs exceeding RMB10 million for the past 12 consecutive months or for a single case;

(4) When it is expected that there will be significant changes in the operating results of the Company, e.g. the net profit may increase or decrease by 50%, or will turn from loss to profit, or from profit to loss, as compared with the same period of the previous year;

(5) When it is expected that there will be major differences between the results for the period and the profit forecast disclosed previously;

(6) When provision for impairment of asset is a large amount;

(7) When it is expected that the Company is insolvent (generally indicated by negative net assets);

(8) When there is a significant loss;

(9) When there is a large amount of debt which is due payable or loans due receivable but remained outstanding;

(10) When it is possible that the Company may be held responsible for material contract infringement or significant compensation;

(11) When the Company or its senior management is subject to investigation by the relevant authorities due to suspected law or regulation violation or has received material administrative or criminal punishment;

(12) When a major debtor becomes insolvent or enters into bankruptcy proceedings and the current provision for the corresponding bad debts is insufficient;

(13) When major assets are seized, detained, locked up, pledged or charged;

(14) When there are significant changes in the operating policies or business scope;

(15) When there are changes in accounting policies or accounting estimates;

(16) When there are significant changes in the productive/operating conditions or environments (including significant changes in prices of the products, purchase prices in and mode of sourcing aviation fuel, aircrafts, engines, aviation supplies, etc.)

(17) When contracts regarding production/operation which will have significant impact on the operation of the Company are signed;

(18) When newly-promulgated laws, administrative regulations, rules and policies imposed by government authorities may have a significant impact on the operation of the Company;

(19) When the Company has extra income, such as considerable government grants, or a large amount of provision for asset impairment is reversed or when there are any events that will have a significant impact on the assets, liabilities, equity or operating results of the Company;

(20) Situations or events that are not listed above but still have a significant impact on the trading prices of the shares of the Company or related derivatives;

Article 7 Persons and departments (including subsidiaries and branches) responsible for reporting information pursuant to the provisions of the Rules should provide, in writing, to the secretary to the Board material information, including but not limited to the letter of intent, agreement or contract, government approval, laws, regulations, court judgement or ruling and a brief introduction relating to the information.

Particulars and other required proceeding of the aforesaid information that should be reported by the Reporting Officers shall be in compliance with the provisions of the Rules Governing the Listing of Shares on the Shanghai Stock Exchange, the Rules Governing the Listing of Shares on the Stock Exchange of Hong Kong Limited and the Administrative Rules on Information Disclosure of China Southern Airlines Company Limited.

Article 8 The Reporting Officers should improve their knowledge and understanding on the laws, regulations and regulatory documents relating to information disclosure, timely learn and grasp the requirements of the latest policies on information disclosure issued by regulatory authorities and confirm that all material information are submitted to the secretarial office of the Board on a timely, complete and effective basis. When a reporting officer fails to determine whether the information is material or not, he/she may consult with the secretarial office of the Board in time, but which shall not exempt his duties for information disclosure.

Chapter Three Separation of Information Reporting Duties

Article 9 The secretarial office of the Board of the Company is responsible for disclosing the information of the Company to the public, in which the Chairman is the first liable person and the secretary to the Board is the direct liable person. The various divisions, branches, subsidiaries, sales offices or regional offices of the Company are the internal departments to submit information for disclosure, which are responsible for reporting the information set out in the Rules to the secretarial office of the Board.

Any divisions, branches, subsidiaries, sales offices or regional offices of the Company are not allowed to disclose any information of the Company to the public in the name of the Company or give explanations or descriptions on the information disclosed before the secretarial office of the Board is duly informed and the statutory approval procedures are properly carried out.

Article 10 The senior management and the persons-in-charge of various divisions, branches, subsidiaries, sales offices or regional offices of the Company are the first liable persons for information reporting while the financial officers thereof are the contact persons for carrying out such duties. A contact person should be designated for those departments without a financial section.

Article 11 Various divisions, branches, subsidiaries, sales offices or regional offices of the Company should report the status of the collection and process of information and the preparation and drafting of relevant documents to the secretarial office of the Board and submit relevant documents pursuant to the provisions of the Rules.

Article 12 The secretary to the Board is the direct liable person for information disclosure, who is in charge of information collection from the Reporting Officers, preparation of the documents for information disclosure, disclosing such information to the public and communicates and liaising with investors, regulatory authorities and other stakeholders.

Article 13 Apart from reporting material information pursuant to the provisions of the Rules, the general managers, vice general managers and financial officers of the Company have the duty to procure other Reporting Officers to report such information to the Company.

Chapter Four Work Procedures for Information Reporting

Article 14 Reporting Officers should continue to follow up the progress of reported information. They should report and provide relevant documents to the Company at the earliest possible time when the following situations occur with the reported information:

(1) When the Company has entered into a letter of intention or an agreement with a party/certain parties in respect of a disclosed significant event, the main contents of such letter of intention or agreement should be reported in time;

When the above letter of intention or agreement or its execution is substantially amended, cancelled or terminated, the status and reasons of such amendments, cancellation or termination should be reported in time;

(2) When the significant events disclosed are approved or rejected by relevant authorities, the status of such approval or rejection should be reported in time;

(3) When the significant event disclosed involve an overdue payment, the reasons for such overdue payment and the relevant payment arrangements or the measures to be taken should be reported in time;

(4) When the significant events disclosed involve a main subject pending for delivery or transfer, the relevant delivery or transfer should be reported in time.

When the main subject is still not delivered or transferred within three months after an agreed time limit for such delivery or transfer, the reasons for not being completed as expected, its progress and expected completion time should be reported in time, and it shall be reported every thirty days thereafter until such delivery or transfer is finalized;

(5) When the significant events disclosed have other progress or changes which would have significant impact on the trading prices of the shares of the Company and related derivatives, such progress or changes should be reported in time.

Article 15 The contact persons of various divisions, branches, subsidiaries, sales offices or regional offices of the Company are responsible for collecting, processing and preparing their respective documents and materials relating to the information to be reported by them, and report or submit the relevant information, documents and materials to the secretarial office of the Board after being reviewed and signed by the first liable person.

The first liable persons of various divisions, branches, subsidiaries, sales offices or regional offices of the Company should complete their review works and sign on the date of receipt of the relevant documents and materials, and the contact persons may directly report the relevant status to the secretary's office of the Board when the first liable persons fail or unable to perform the duties.

When the contact persons of various divisions, branches, subsidiaries, sales offices or regional offices of the Company fail to or unable to perform the duties, the first liable persons should perform in person or designate others to perform the duties.

Article 16 The performance of the information reporting duties of the Reporting Officers to the secretarial office of the Board refers to the information to be reported being delivered to the secretary to the Board by means of telephone, fax or email at earliest possible time.

The provision by the Reporting Officers of the documents and materials to the secretarial office of the Board refers to the delivery of such documents and materials relating to the information to be reported to a staff in the secretarial office of the Board and a signed acknowledgement for receipt being issued by such staff.

Article 17 The secretary to the Board is authorized to inquire at any time the Reporting Officers about the information to be reported, and the Reporting Officers should faithfully explain any inquired issues to the secretary to the Board and answer relevant questions on a timely basis.

Article 18 The contact persons and the first liable persons of various divisions, branches, subsidiaries, sales offices or regional offices of the Company shall be jointly and severally liable for information reporting and no buck-passing is allowed.

Chapter Five Duty of Confidentiality and Legal Responsibility

Article 19 The secretary to the Board, the Reporting Officers and other people who have access to the reportable information in the course of performance of normal duties should be obliged to keep the information confidential.

Article 20 Should the Reporting Officers not perform his/her duty properly in accordance with the provisions of the Rules, which has resulted in the Company's non-compliance with the rules of information disclosure, and has caused significant effect or losses, the Company should give the Reporting Officers censure, warning, fine or, to the utmost, remove him from his/her current post and hold him/her liable for losses.

Failure in performing the information disclosure duty set out in the previous article includes, but not limited to, the following situtaions:

(1) Failure in reporting information or providing relevant documents to the secretarial office of the Board;

(2) Information or relevant documents are not timely reported or provided to the secretarial office of the Board;

(3) There being material withholding, false representation or material misunderstanding of the information reported or the relevant documents presented as a result of the Reporting Officer's intentional or careless acts;

(4) Refusal to answer the queries of the secretary to the Board on the relevant issues;

(5) Other cases of improper performing of information disclosure duties.

Chapter Six Annex

Article 21 When referring to figures, the word "exceed" as appeared in the Rules shall mean "including and more than".

Article 22 The word "connected person(s)" as appeared in the Rules should include the connected legal persons, connected natural persons and potential connected persons. The specific scope covered by the definition of connected person should be referred to the Rules Governing the Listing of Shares on the Shanghai Stock Exchange and the Rules Governing the Listing of Shares on the Stock Exchange of Hong Kong Limited.

Article 23 The word "earliest possible time" as appeared in the Rules refers to the same day as the Reporting Officers obtain the information, which should not exceed 24:00 (the midnight) of that day.

Article 24 Methods of reporting by the Reporting Officers as set out in the Rules should include by phone, by e-mail, by fax and by written notice.

Article 25 For the issues not covered in the Rules, the laws, rules, regulatory documents of the State and the Articles of Association of the Company should apply. Should there be any inconsistency between the Rules and the laws, rules, regulatory documents of the State and the Articles of Association of the Company, the latter shall prevail.

Article 26 The Board of the Company is responsible for the interpretation of the Rules.

Article 27 The Rules should take effect from the date on which they are approved by the Board of the Company.

The Board of Directors of
China Southern Airlines Company Limited

18 April 2008